UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cingulate Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

17248W204
(CUSIP Number)

Shane J. Schaffer Chief Executive Officer 1901 W. 47th Place Kansas City, KS 66205 Telephone Number (913) 942-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 17248W204
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Shane J. Schaffer
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	12,913*
Shares Beneficially	8. Shared Voting Power:	40,392*
Owned by
Each Reporting	9. Sole Dispositive Power:	12,913*
Person With	10. Shared Dispositive Power:	40,392*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
53,305 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 3.65%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Shane J. Schaffer (“Mr. Schaffer”) may be deemed to beneficially own an aggregate of 53,305 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”) consisting of (i) 2,075 shares of Common Stock, stock options to purchase 7,301 shares of Common Stock and warrants to purchase up to 3,537 shares of Common Stock held directly by Mr. Schaffer and (ii) 40,392 shares of Common Stock held directly by Fountainhead Shrugged, LLC where Mr. Schaffer serves as the Manager. Excludes 9,558 shares of Common Stock underlying unvested stock options held by Mr. Schaffer. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Schaffer may be deemed to beneficially own 53,305 shares of Common Stock, representing 3.65% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 1,450,171 shares of Common Stock issued and outstanding as of January 2, 2024. The number of shares of Common Stock issued and outstanding reflects the 1-for-20 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on November 30, 2023.

CUSIP No. 17248W204
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Fountainhead Shrugged, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: Kansas

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	40,392**
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	40,392**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
40,392**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 2.79%**
14.	Type of Reporting Person (See Instructions): OO

**As of the date hereof, Fountainhead Shrugged, LLC (“Fountainhead”) directly owns 40,392 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”), representing 2.79% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 1,450,171 shares of Common Stock issued and outstanding as of January 2, 2024. The number of shares of Common Stock issued and outstanding reflects the 1-for-20 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on November 30, 2023.

Explanatory Note

This Amendment No.4 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on December 20, 2021, as amended on December 23, 2022 , July 25, 2023 and September 18, 2023 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The number of shares of Common Stock issued and outstanding reflects the 1-for-20 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on November 30, 2023.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 1,450,171 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of January 2, 2024. The number of shares of Common Stock issued and outstanding reflects the 1-for-20 reverse stock split of the Issuer’s issued and outstanding shares of Common Stock, which became effective on November 30, 2023.

As of the date hereof, Mr. Schaffer may be deemed to beneficially own 53,305 shares of Common Stock of the Issuer, consisting of (i) 2,075 shares of Common Stock, stock options to purchase 7,301 shares of Common Stock and warrants to purchase up to 3,537 shares of Common Stock held directly by Mr. Schaffer and (ii) 40,392 shares of Common Stock held directly by Fountainhead. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Schaffer may be deemed to beneficially own 53,305 shares of Common Stock, representing 3.65% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

As of the filing date hereof, the Reporting Persons ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock of the Issuer. The filing of this Amendment No. 4 constitutes an exit filing for the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2024

By:	/s/ Shane J. Schaffer*
Shane J. Schaffer

FOUNTAINHEAD SHRUGGED, LLC

By:	Shane J. Schaffer, its Manager

By:	/s/ Shane J. Schaffer
Name:	Shane J. Schaffer
Title:	Manager

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).